Exhibit 21.1

LIST OF SUBSIDIARIES OF
ZHEN DING RESOURCES INC.
a Delaware Corporation

1.	Z&W Zhen Ding Corporation, a California corporation (100% held)
2.	Zhen Ding Mining Co., Ltd., a PRC company (70% held)